METALLA REPORTS FINANCIAL RESULTS FOR THE FIRST QUARTER OF
2026 AND PROVIDES ASSET UPDATES

(All dollar amounts are in thousands of United States dollars unless otherwise indicated, except for shares, per ounce, and per share amounts)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
May 14, 2026

Vancouver, Canada:  Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three months ended March 31, 2026. For complete details of the condensed interim consolidated financial statements and accompanying management's discussion and analysis for the three months ended March 31, 2026, please see the Company's filings on SEDAR+ (www.sedarplus.ca) or EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at www.metallaroyalty.com.

Brett Heath, CEO of Metalla, commented, “The first quarter of 2026 represents a step-change in cash flow and long-term value for Metalla shareholders. We delivered Adjusted EBITDA of $1.9 million, a 115% increase over the prior-year period, and returned to net income on revenue of $3.1 million, with our six producing royalties generating an operating cash margin of $4,848 per GEO. For 2026, we expect production to be weighted to the second half of the year as Tocantinzinho and Wharf advance toward their full-year guidance, La Parrilla and Amalgamated Kirkland contribute their first cash flows, and our cornerstone development assets Côté-Gosselin and Taca Taca continue to advance toward meaningful, value-creating milestones.”

COMPANY HIGHLIGHTS

Key Company highlights during the three months ended March 31, 2026, and subsequent period include:

  Recognized revenue from royalty and stream interests, including fixed royalty payments, of $3.1 million which represented a 78% increase compared to $1.7 million for the three months ended March 31, 2025; net income of $0.1 million, compared to a net loss of $0.7 million for the three months ended March 31, 2025; and Adjusted EBITDA of $1.9 million representing an increase of 115% compared to Adjusted EBITDA of $0.9 million for the three months ended March 31, 2025 (see Non-IFRS Financial Measures);

  Received or accrued payments on 660 attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $4,871 per attributable GEO (see Non-IFRS Financial Measures);
  On May 5, 2026, IAMGOLD Corp. (“IAMGOLD”) reported it plans to release an updated technical report prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) in the fourth quarter of 2026 that is expected to outline a larger scale Côté gold mine with a conceptual mine plan including both the Côté and Gosselin zones. IAMGOLD also stated that results from the 2025 Gosselin drilling program will be included in an updated Mineral Reserve and Mineral Resource estimate for Côté gold expected in the second quarter of 2026;
  On April 30, 2026, Agnico Eagle Mines Ltd. (“Agnico”) announced milling from Amalgamated Kirkland (“AK”) is expected to start in the second quarter of 2026, and on February 26, 2026, Silver Storm Mining Ltd. (“Silver Storm”) announced production at La Parrilla was expected to start in the second quarter of 2026 (See Asset Updates). Metalla expects to receive initial cash flows from both AK and La Parrilla during the 2026 fiscal year, potentially as early as the second quarter of 2026; and
  February 19, 2026, First Quantum Minerals Ltd. (“First Quantum”) announced the filing of an updated technical report for the Taca Taca project prepared in accordance with NI 43-101 with an effective date of December 31, 2025. The findings of the technical report support the development of Taca Taca as an open pit mine with an initial mine life of 35 years, initial processing capacity of 40 Mtpa with an expansion to 60 Mtpa in the fifth year of operations, and average annual production of 291 kt of copper and 133 koz of gold in the first ten years. Proven and Probable Mineral Reserves total 1,990 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,429 kt of copper and 5,532 koz gold, and Measured and Indicated Mineral Resources total 2,078 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,716 kt of copper and 5,715 koz gold.

Key operating and financial metrics for the Company include:

Three months
ended
March 31, 2026
Revenue from royalty interests(1)	$3,064
Net income	$111
Adjusted EBITDA(2)	$1,863
Total attributable GEOs(2)	660
Average realized price per attributable GEO(2)	$4,871

(1)  Includes fixed royalty payments.

(2) For the methodology used to calculate these measures including GEOs see Non-IFRS Financial Measures.

ASSET UPDATES

Below are updates during the three months ended March 31, 2026, and subsequent period to certain of the Company's assets, based on information publicly filed by the applicable project owner:

Producing Assets

Tocantinzinho

On April 21, 2026, G Mining Ventures Corp. ("G Mining") announced gold production of 31,846 oz and gold sales of 33,776 oz at Tocantinzinho during the first quarter of 2026. G Mining also maintained its 2026 production guidance of 160-190 koz of gold with production expected to be weighted towards the second half of the year with approximately 62% of production expected in the second half of the year as higher-grade mineralization becomes available in accordance with the mine plan.

On March 12, 2026, G Mining provided its year-end Mineral Reserves and Resources at Tocantinzinho which consisted of Proven and Probable Reserves of 1.87 Moz of gold at a grade of 1.17 g/t contained in 49,784 kt, and Measured and Indicated Resources of 1.92 Moz gold at a grade of 1.25 g/t within 47,665 kt. G Mining also stated the 2026 exploration budget for Tocantinzinho is set at $8-10 million with the intent of discovering the next deposit within the Tocantinzinho land package.

Metalla accrued 253 GEOs from Tocantinzinho for the first quarter of 2026.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Wharf

On May 6, 2026, Coeur Mining, Inc. ("Coeur") reported first quarter gold production of 9.8 koz at Wharf. Production for the quarter was lower than the previous quarter due to the impact of fire damage to portions of the tertiary crusher which occurred in November 2025. Crushing during the period was completed via a temporary mobile crusher, with a second temporary crusher added early in the second quarter. Coeur reported that commissioning of the repaired crusher was now complete and is expected to allow a return to normal crushing and placement rates for the balance of 2026. Exploration expenditures during the first quarter were $3 million, exploration in 2026 is expected to build on the 2025 expansion and infill drilling at Juno and North Foley with the aim of adding to both Reserves and Resources. Other targets, including Annie Creek and Summit Flat, are also expected to undergo expansion and infill drilling, while scout drilling is expected to commence to continue development of the inferred pipeline. Coeur also reiterated its previous guidance for 2026 of 72-90 koz gold production and $10-$12 million on exploration expenses.

On February 17, 2026, Coeur announced an updated NI 43-101 compliant technical report for Wharf that nearly doubled the mine life to approximately 12 years. Proven and Probable Mineral Reserves at Wharf increased by 65% to 1.25 Moz of gold at a grade of 0.71 g/t, contained within 55.1 Mt, and Measured and Indicated Resources of 1.19 Moz gold at a grade of 0.6 g/t, contained within 61.8 Mt. Coeur stated that Wharf remains positioned for additional meaningful mine life extensions, with a total Inferred resource estimate of 72.9 Mt at 0.63 g/t for 1.49 Moz gold.

Metalla accrued 115 GEOs from Wharf for the first quarter of 2026.

Metalla holds a 1.0% GVR royalty on the gold produced at Wharf mine.

Aranzazu

On April 10, 2026, Aura Minerals Inc. ("Aura") reported first quarter production from Aranzazu of 15,694 GEOs (as defined by Aura), marking a 17% decrease over the fourth quarter of 2025, resulting mainly from metal prices as higher gold and silver prices negatively impacted the conversion to GEOs (as defined by Aura). Aura stated that the results were in line with their mine plan and expects production to increase in the back half of the year.

Metalla accrued 133 GEOs from Aranzazu for the first quarter of 2026.

Metalla holds a 1.0% NSR royalty on Aranzazu.

Endeavor

On April 14, 2026, Polymetals Resources Ltd. (“Polymetals”) reported silver production of 547,302 oz, zinc production of 1,917 kt, and lead production of 1,148 kt in the first quarter of 2026. A total of 59,264 tonnes were mined and processed from the Main Lode in January and February, with mill maintenance conducted in March. Access development to higher-grade Main Lode stopes was advanced during the quarter with planned production in the June quarter. Polymetals also reported that it expects continuous mining of the Upper North Lode (“UNL”) at a rate of 20,000 tonnes per month for at least 18 months from May 2026.

On March 9, 2026, Polymetals reported that mining of high-grade silver ore from the UNL at the Endeavor mine commenced in February, with stoping now underway and about 11,000 tonnes mined to date. Polymetals also stated that, given the exceptional value of the UNL material, it plans to undertake a trial shipment of 30,000 tonnes of ore directly to a smelter to take advantage of highly attractive smelter terms and strong demand for silver. Direct shipment of ore has the potential to enhance realized metal value relative to concentrate production.

Metalla accrued 57 GEOs from Endeavor for the first quarter of 2026.

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

La Guitarra

On April 29, 2026, Sierra Madre Gold and Silver Ltd. ("Sierra Madre") reported the first stage of the La Guitarra production expansion is expected to come on-line in Q2 2026 with a meaningful reduction of unit costs as throughputs increase from the 500 tpd to 750-800 tpd.

On February 17, 2026, Sierra Madre provided an update on the planned expansion of the La Guitarra processing facility as part of its two-stage expansion at the La Guitarra silver-gold mine complex. Stage one is expected to increase processing capacity from 500 tpd to 750-800 tpd, with plant upgrades, tailings handling improvements, and equipment purchases already underway. Stage two is expected to increase processing capacity to 1,200-1,500 tpd by Q3 2027.

Metalla accrued 41 GEOs from La Guitarra for the first quarter of 2026.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million. The Company's NSR royalty covers 100% of the Guitarra complex, including the Guitarra, Coloso, and Nazareno mines.

La Encantada

On April 9, 2026, First Majestic Silver Corp. ("First Majestic") reported production of 27 oz of gold from La Encantada in the first quarter of 2026. During the quarter, two surface drill rigs completed 3,229 m of drilling to test several new exploration targets.

On February 19, 2026, First Majestic reported that mining contractors were engaged at La Encantada to accelerate development, ore flow and development rates to budget levels during the quarter. One underground rig and one surface rig completed 1,863 meters of drilling on the property to test the La Esquina exploration target.

Metalla accrued 30 GEOs from La Encantada for the first quarter of 2026.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 koz annually.

Development & Exploration Stage Assets

Côté-Gosselin

On May 5, 2026, IAMGOLD reported it plans to release an updated technical report prepared in accordance with NI 43-101 in the fourth quarter of 2026 that is expected to outline a larger scale Côté gold mine with a conceptual mine plan including both the Côté and Gosselin zones. The technical report is expected to envision an expansion of the processing plant from 36,000 tpd to 50,000 - 55,000 tpd, with a mine plan targeting a subset of the combined mineral inventory that currently measures 18.2 million ounces Measured and Indicated Mineral Resources and 2.2 million ounces Inferred Mineral Resources. IAMGOLD also stated that it will publish an updated Mineral Reserve and Mineral Resource estimate for Côté gold in the second quarter of 2026 to incorporate the final infill holes at the end of last year with the goal to further upgrade ounces to Measured and Indicated.

IAMGOLD also reported that following the completion of the delineation diamond drilling program in 2025, 2026 activities will include 10,000 m of exploration drilling to test the north and north-east area of the Gosselin zone, of which 4,400 m were drilled in the first quarter. The results of the 2025 Gosselin drilling program will be included in the updated Mineral Reserves and Mineral Resources estimate expected in the second quarter of 2026. The estimate will inform the planned updated technical report which will consider a larger scale Côté gold mine with a conceptual mine plan targeting both the Côté and Gosselin zones.

Metalla holds a 1.5% NSR royalty that covers substantially all of the Gosselin Mineral Resource estimate and less than 10% of the Côté Mineral Reserves and Resources estimate in the northeastern portion of the Côté pit. The royalty provides significant leverage to the advancement and potential development of the Gosselin deposit.

Taca Taca

On February 19, 2026, First Quantum announced the filing of an updated technical report for the Taca Taca project prepared in accordance with NI 43-101, with an effective date of December 31, 2025. The findings of the technical report support the development of Taca Taca as an open pit mine with an initial processing capacity of 40 Mtpa with an expansion to 60 Mtpa in the fifth year of operations. Highlights of the technical report include:

  average annual copper production of 291 kt in the first ten years and life-of-mine average annual production of 209 kt;
  average annual gold production of 133 koz in the first ten years and life-of-mine average annual production of 96 koz;
  initial mine life of 35 years;
  pre-stripping and construction activities expected to take approximately 3.5 years;
  Proven and Probable Mineral Reserves total 1,990 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,429 kt of copper and 5,532 koz gold; and
  Measured and Indicated Mineral Resources total 2,078 Mt grading 0.42% copper and 0.09 g/t gold, containing an estimated 8,716 kt of copper and 5,715 koz gold.

First Quantum also stated that next steps at Taca Taca include approval of the main permit required for development of the project, the Environmental and Social Impact Assessment ("ESIA"). First Quantum continues to work with the Province of Salta on the ESIA and approval is expected in the first half of 2026. First Quantum will continue to work towards an application to the RIGI regime, an incentive regime for large investments created by the Argentine government.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Amalgamated Kirkland and North AK

On April 30, 2026, Agnico announced that it had received a permit amendment allowing ore from the AK deposit to be processed at the LZ5 processing facility at LaRonde. Trucking of ore from the AK deposit to the LZ5 facility commenced in April 2026, with milling expected in the second quarter of 2026.  Production from the AK deposit is forecast to be approximately 40,000 ounces of gold in 2026.

Metalla expects to receive initial cash flows from AK during the 2026 fiscal year and holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

La Parrilla

On April 21, 2026, Silver Storm reported drill results from the 910 m diamond drilling program at the San Nicolas zone at the La Parrilla mining complex. Highlights included Hole IDP-SN-26-001 that returned 473 g/t AgEq over 3.60 m, including 740 g/t AgEq over 1.65 m and 527 g/t AgEq over 0.90 m, which combined with previously drilled holes confirmed the presence of a high-grade block of mineralization extending at least 90 m above the last mine stopes.   Additionally, holes IDP-SN-26-003 to 005 and EDP-SN-26-001 to 003 have confirmed the extension of the San Nicolas zone more than 85 m at depth below the last mined stopes. Silver Storm has recently added a second underground drill rig to advance the current drilling program more rapidly.

On February 26, 2026, Silver Storm reported that rehabilitation plans at La Parrilla were 50% complete with production restart expected in the second quarter of 2026. Work on the primary feed and crushing circuit is nearing completion, while the flotation circuit is advancing toward an increase in nominal processing capacity from 1,000 to 1,250 tonnes per day. Rehabilitation of the oxide circuit is also underway and is expected to be completed early in the second quarter of 2026. Work is also continuing in the milling area, including upgrades to the ball mills and related infrastructure.

Metalla expects to receive initial cash flows from La Parrilla during the 2026 fiscal year and holds a 2.0% NSR royalty on La Parrilla.

Gurupi

On March 12, 2026, G Mining provided year-end Mineral Reserves and Resources at Gurupi which consisted of Indicated Resources of 1.83 Moz gold at a grade of 1.31 g/t within 43,512 kt, and Inferred Resources of 0.77 Moz gold at a grade of 1.29 g/t within 18,518 kt. G Mining also stated the project continues to advance through technical studies with an updated Mineral Resource Estimate and a Preliminary Economic Assessment targeted for the second half of 2026. The 2026 exploration budget at Gurupi totals $21 million, supporting resource definition drilling, resumption of regional exploration, and the advancement of the Environmental and Social Impact Assessment (EISA), which is expected to be filed in the second half of 2026.

Metalla holds a 1.0% NSR royalty on the first 500 koz of production, 2.0% NSR royalty on the next 1 Moz, and 1.0% NSR royalty thereafter on Gurupi.

Wasamac

On April 30, 2026, Agnico announced a potential underground satellite operation with a planned mining rate of approximately 3,200 tpd at Wasamac. Ore is expected to be transported to the Canadian Malartic mill for processing, with average annual gold production expected of 90,000 ounces as early as 2033. In the first quarter of 2026, Agnico stated that they advanced optimization and trade-off studies alongside permitting activities and engagement with stakeholders.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Castle Mountain

On May 6, 2026, Equinox Gold Corp. ("Equinox") reported in its first quarter MD&A that it expects to release an updated feasibility study for Castle Mountain in the second half of 2026. Equinox stated that it is focused on advancing the engineering work for the Castle Mountain expansion during 2026. An investment decision is expected during the first half of 2027 and is subject to a positive federal permitting decision, the receipt of county and state permits, and approval from its board of directors. Equinox further stated that the draft Environmental Impact Statement (EIS), issued by the Bureau of Land Management, and the draft Environmental Impact Report (EIR) issued by the state lead agency under the California Environmental Quality Act were both published for public comment period of 25 days on April 17, 2026, and their permitting schedule remains on track for issuance of the final EIS and Record Decision during Q4 2026.

Metalla holds a 5.0% NSR royalty on the South Domes area of Castle Mountain.

Copper World

On March 27, 2026, Hudbay Minerals Inc. ("Hudbay") announced the expected completion of the definitive feasibility study for Copper World in mid-2026. Hudbay also stated that it has continued to execute detailed engineering work and other de-risking activities, in preparation for a sanctioning decision expected in 2026.

On January 12, 2026, Hudbay announced the closing of a strategic investment from Mitsubishi Corporation for a 30% joint venture ownership interest in Copper World LLC, the entity that holds the Copper World project, for $420 million paid at closing. Hudbay intends to use the proceeds to fund the remaining definitive feasibility study costs and initial project development costs for Copper World. Mitsubishi will contribute an additional $180 million within 18 months and will contribute its pro-rata share of future equity capital contributions to build the Copper World mine.

Metalla holds a 0.315% NSR royalty on Copper World with the right of first refusal to acquire an additional 0.360% of the NSR royalty.

Del Toro

On April 28, 2026, Sierra Madre announced that the acquisition of Del Toro was approved by a majority of its shareholders at a special meeting of its shareholders held on April 28, 2026, and that closing of the transaction is anticipated to occur in mid-May 2026.

Metalla holds a 2.0% NSR royalty on Del Toro.

15-Mile

On April 29, 2026, St Barbara Limited ("St Barbara") confirmed the outstanding project economics and optimal environmental and social outcomes from the Prefeasibility Study on the 15-Mile Processing Hub project. Production from the project is anticipated to begin in 2030 and is expected to be sourced solely from the four deposits at 15-Mile until year 3 at which time Cochrane Hill ore mining and haulage commences, and with Beaver Dam ore mining and haulage then anticipated to start in Year 4.

On January 21, 2026, St Barbara announced the results of the 15-Mile Processing Hub Prefeasibility Study, which outlined strong economics and an average production of 103 Koz of gold per year over an 11-year mine life. The study proposes a central mill and tailings facility at 15-Mile, with ore sourced exclusively from 15-Mile until Year 3 of operations, followed by the addition of Cochrane Hill ore in Year 3 and Beaver Dam ore in Year 4. St Barbara noted that environmental baseline monitoring across the 15-Mile Processing Hub continues to advance, supporting permitting and development. In parallel, stakeholder engagement has progressed, with work underway on the Environmental and Impact Assessment through 2027 alongside the feasibility study. Based on an indicative project development timeline, commissioning and production could potentially be as early as 2030.

Metalla holds a 1.0% NSR royalty on the 15-Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Dumont

On February 25, 2026, Dumont Nickel LP ("Dumont Nickel") announced its plans for the Dumont project, including: finalizing a financing package with governments, private investors, and industrial partners; concluding offtake agreements for concentrate; launching detailed engineering in the third quarter of 2026; and starting construction in 2027. Dumont Nickel also stated that the Dumont project remains the only North American project recognized by the European Economic Commission, and one of the most advanced in the world in the development-ready category.

Metalla holds a 2.0% NSR royalty on Dumont, subject to a buyback of 1.0% for C$1.0 million.

Joaquin

On May 7, 2026, Unico Silver Ltd. (“Unico”) reported assay results from 75 drill holes totalling 9,563 meters at Joaquin focused on the La Negra SE and La Morocha SE discoveries and Breccia Puntudo structural trend. Unico continues to observe strong and consistent drill results with mineralization extending beyond the March 2026 Mineral Resource across multiple prospects. Mineralization remains open along the 3.5 km Breccia Puntudo trend and step-out and extensional drilling continues to deliver wide zones of oxide mineralization at La Negra SE and La Morocha SE.

On March 17, 2026, Unico announced a JORC(2012) Mineral Resource Estimate for Joaquin which detailed Indicated and Inferred Resources of 45.3 Mt grading 85 g/t silver and 0.36% gold for 123 Moz of silver and 522 koz of gold. The updated Mineral Resource Estimate was underpinned by 27,723 m of drilling completed since April 2025. Unico also stated that the maiden pre-feasibility study is on track for Q3 2026, with key technical programs underway including metallurgy, pit optimization, geotechnical studies, flowsheet design and environmental baseline work.

Metalla holds a 2.0% NSR royalty on Joaquin.

Garrison

On April 27, 2026, STLLR Gold Inc. ("STLLR") announced additional assay results from its 2026 drilling program at the Jonpol deposit, situated in the Garrison property at the easter end of the Tower Gold project. Highlights included one target yielding 6.03 g/t Au over 22.25 m including 12.67 g/t Au over 9.25 m, and another target yielding 2.14 g/t Au over 33.86 m including 14.89 g/t Au over 2.33 m. The 2026 drilling program has an estimated 8,000 m of planned drilling in the first half of the year and is designed to deliver two primary objectives: first strike extension with the majority of 2026 program targeting the western extension of Jonpol's open-pit mineralization, with plans to expand the strike from 400 m as currently defined in the Tower Gold project Preliminary Economic Assessment to approximately 1,200 m, with Jonpol open along strike and at depth; and second infill drilling to confirm the block model and support the potential expansion of the higher-grade mineralization to incorporate into a future Mineral Resource Estimate.

On April 7, 2026, STLLR announced the first set of assay results from its 2026 drilling program at the Jonpol deposit. The first batch of assays intersected high-grade mineralization along the western strike extension, highlights included one target yielding 9.22 g/t Au over 5.85 m and another target yielding 1.46 g/t Au over 22.65 m.

Metalla holds a 2.0% NSR royalty on Garrison.

La Joya

On April 20, 2026, Silver Dollar Resources Inc. ("SLV") announced the commencement of diamond drilling at La Joya. The 3,500 m drilling program will test targets outside the historical resource area, focusing on the Noria portion and will specifically target the five target areas disclosed in January 2026.

On January 26, 2026, SLV announced its 2026 exploration plans at La Joya. SLV stated they remain focused on its exploration strategy shift from potential open pit to underground at La Joya. SLV is continuing to reinterpret historical data, targeting higher-grade underground mineralization within the La Joya mineralized complex.

Metalla holds a 2.0% NSR royalty on La Joya.

Plomosas

On February 5, 2026, GR Silver Mining Ltd. ("GR Silver") announced positive results from its metallurgical test work studies conducted as part of the Bulk Sampling Test Mining ("BSTM") program at Plomosas. Sampled and composite feed grades in zones targeted for the BSTM in the historical Plomosas Mine produced concentrates that were within acceptable commercial specifications with no concerns over potential penalties or deleterious elements. GR Silver stated that the key objective for these studies was to support basic engineering and design of a pilot plant as part of ongoing de-risking efforts to potentially bring the historical Plomosas Mine back into production. External independent engineers have been engaged to integrate the test work data into preliminary engineering, design and costing studies, which are being used to source alternatives for a range of pilot plant capacities. The external independent engineering team has initiated assessment of potential options to secure key equipment or a full modular pilot plant in Mexico.

Metalla holds a 2.0% NSR royalty on Plomosas, subject to a buyback of 1.0% for $1.0 million.

TVZ Zone

On April 23, 2026, Discovery Silver Corp. ("Discovery") announced drilling at the TVZ project included 17 holes for 5,803 m to confirm and expand the TVZ Zone. Results from the program were positive and included multiple significant assays from the TVZ1 and TVZ2 zones, which mark the north and south limits of the zone. Discovery stated that drilling at TVZ is ongoing with two drills operating on the 1210 level and one drill on the 1410 level. Drilling on the 1210 level is primarily focused on infilling and extending mineralization proximal to historic drilling, while drilling on the 1410 level continues to test the projected down plunge extension of the TVZ Zone. The current work program is designed to infill and expand the TVZ Zone, with drilling ongoing from historic drill platforms, in preparation for an initial NI 43-101 mineral resource in late 2026.

Metalla holds a 2.0% NSR royalty on the TVZ Zone.

Tower Mountain

On April 20, 2026, Thunder Gold Corp. ("Thunder Gold") announced initial drill results from the 2026 drill program, including the identification of a new gold discovery, at the Tower Mountain property. Drilling at the Star target, approximately 500 m west of the current optimized pit limit that defines the current Mineral Resource estimate, has identified at-surface gold grades over significant interval lengths.

On March 10, 2026, Thunder Gold announced that it had filed a NI 43-101 Technical Report supporting the Mineral Resource estimate at the Tower Mountain project. On January 26, 2026, Thunder Gold announced the results of the inaugural Mineral Resource estimate at the Tower Mountain project, including an Indicated Mineral Resource of 34.5 Mt averaging 0.46 g/t gold for a total of 514 koz gold and an Inferred Mineral Resource of 211.1 Mt averaging 0.45 g/t gold for a total of 3.05 Moz gold. Thunder Gold also announced plans to deliver a Preliminary Economic Assessment in 2027.

Metalla holds a 2.0% NSR royalty on Tower Mountain.

Mirado Mine

On April 1, 2026, Kirkland Lake Discoveries Corp. ("KLDC") announced the start of its 2026 diamond drilling program at the past-producing Mirado property located 20 km southeast of Kirkland Lake, Ontario. This campaign marks the first systematic and fully integrated, large-scale exploration of the asset in over a decade, aiming to expand known high-grade zones and test new structural targets. KLDC stated that the 2026 program is designed to move the Mirado property toward a modern resource update.

On April 16, 2026, and April 23, 2026, KLDC announced assay results from its first and second drill holes from its ongoing 2026 diamond drilling program at the Mirado property. Hole KLM26-001 highlights included 5.66 g/t Au over 18.2 m, including 23.03 g/t Au over 4.3 m. The second drill hole, targeting the South Zone at Mirado, stepped out 75 m southeast of KLM26-001 and confirmed continuous mineralization with 1.01 g/t Au from 11.0 m to 132.0 m, including a high-grade interval of 7.41 g/t over 4.8 m from 74.2 m. Ongoing drilling will continue to focus on step-out targeting along strike and at depth, while systematically evaluating the down-plunge potential of the South Zone and testing geophysical targets, including the deep IP anomaly.

On May 4, 2026, KLDC announced additional assay results with Hole KLM26-004 highlights included 39.35 g/t Au over 16.4m from 53.6 m to 70 m, including 106.9 g/t Au over 6.0 m and 1,670 g/t over 0.38 m, and 2.22 g/t Au over 26.1 m from 78.7 m to 104.8 m, including 3.75 g/t Au over 13.5 m. KLDC further stated that results from drill hole KLM26-004, located approximately 40 m southeast of KLM26-002, confirm the lateral continuity of the South Zone mineralized system and demonstrate the presence of high-grade shoots within the broader mineralized envelope with geological continuity.

Metalla holds a 1.0% NSR royalty on the Mirado Mine.

DeSantis Mine

On April 23, 2026, Loyalist Exploration Ltd. (“Loyalist”) announced the completion of a preliminary review of the past-producing DeSantis Mine located approximately 4.5 km southwest of Timmins, Ontario. The preliminary review focused on 488 historical drill holes totaling 101,945 m of surface and underground drilling, 21,158 gold assays from core samples, wireframes of historical mine workings, and wire frames of the Hydrothermal Zone (“HZ”) and the Albitite Zone (“AZ”), the two main gold-mineralized domains historically recognized at the DeSantis Mine. Loyalist stated that the review has identified six priority targets including shallow up-dip extension of the AZ, shallow west extension of the HZ, depth extension of the AZ, possible parallel zone above the AZ, deep isolated anomaly (DS12-003A), and west property target, highlighting the signification exploration potential of the property.

Metalla holds a 1.5% NSR royalty on the DeSantis Mine.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, an independent consultant, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a qualified person ("QP") as defined in NI 43-101.

ABOUT METALLA

Metalla is a precious and base metals royalty and streaming company with a focus on gold, silver, and copper royalties and streams. Metalla provides shareholders with leveraged metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold, silver, and copper companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Financial Measures

Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards ("IFRS") including (a) attributable gold equivalent ounces (GEOs), (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, and (e) Adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

(a) Attributable GEOs

Attributable GEOs are a non-IFRS financial measure that is composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period. The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's attributable GEOs for the three months ended March 31, 2026, were:

Three months
ended
Attributable GEOs during the period from:	March 31, 2026
Tocantinzinho	253
Wharf	115
Aranzazu	133
Endeavor	57
La Guitarra	41
La Encantada	30
NLGM	31
Total attributable GEOs	660

(b) Average cash cost per attributable GEO

Average cash cost per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. The Company's average cash cost per attributable GEO for three months ended March 31, 2026, was:

Three months
ended
March 31, 2026
Cost of sales for NLGM	$15
Total cash cost of sales	15
Total attributable GEOs	660
Average cash cost per attributable GEO	$23

(c) Average realized price per attributable GEO

Average realized price per attributable GEO is a non-IFRS financial measure that is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, by the number of attributable GEOs. The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. The Company's average realized price per attributable GEO for the three months ended March 31, 2026, was:

Three months
ended
March 31, 2026
Royalty revenue (excluding fixed royalty payments)	$3,064
Revenue from NLGM	151
Sales from stream and royalty interests	3,215
Total attributable GEOs sold	660
Average realized price per attributable GEO	$4,871

Operating cash margin per attributable GEO	$4,848

(d) Operating cash margin per attributable GEO

Operating cash margin per attributable GEO is a non-IFRS financial measure that is calculated by subtracting the average cost price per attributable GEO from the average realized price per attributable GEO. The Company presents operating cash margin per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(e) Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS. The Company's adjusted EBITDA for the three months ended March 31, 2026, was:

Three months
ended
March 31, 2026
Net Income	$111
Adjusted for:
Interest expense	349
Finance charges	37
Income tax provision	186
Depletion	364
Foreign exchange loss	36
Share-based payments	780
Adjusted EBITDA	$1,863

Refer to the Company's management discussion and analysis for the three months ended March 31, 2026, which is available on SEDAR+ at www.sedarplus.ca, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Future-Oriented Financial Information

This news release contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams, and other projects, which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the paragraphs below. FOFI contained in this news release was made as of the date of this news release and was provided for the purpose of providing further information about Metalla's anticipated future business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

Technical and Third-Party Information

Metalla has limited, if any, information on or access to the properties on which Metalla(or any of its subsidiaries) holds a royalty, stream or other interest and has no input into exploration, development or mining plans, decisions or activities on any such properties. Metalla is dependent on (i) the operators of the mines or properties and their QPs to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian NI 43-101, which differs from the requirements of the SEC applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not intend to and does not assume any obligation to update or revise them except as required by applicable law.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, statements regarding: future events or future performance of Metalla; the completion of the Company’s royalty purchase transactions; the Company’s plans and objectives; the Company’s future financial and operational performance;  expectations regarding stream and royalty interests owned by the Company; the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla; management’s statements regarding the start and increase of production at properties on which Metalla holds royalties and streams, and the timing thereof; the future availability of funds, including drawdowns pursuant to the RCF; the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof; production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest; future disclosure by property owners and the expected timing thereof; the completion by property owners of announced capital expenditure programs; the statements of management regarding the step-change in cash flow and long-term shareholder value; the 2026 exploration budget for Tocantinzinho and its focus; the expected 2026 production guidance at Tocantinzinho; the expected 2026 production guidance at Wharf; the planned exploration activities at Wharf in 2026; the planned exploration budget at Wharf for 2026; the mine life extensions at Wharf; the expected production increase at Aranzazu and the timing thereof; the planned production at Endeavor; the planned shipments of ores to a smelter for Endeavor, and the related realization of value; the expected production expansion at La Guitarra, the reduction of unit costs, and the timing thereof; the two-stage exploration program at La Guitarra; the potential increase nameplate processing capacity at La Guitarra and the timing thereof; the completion of an updated NI 43-101 Technical Report for Côté gold mine including Gosselin and the timing thereof;  the expansion of the processing plant at Côté; the release of an updated Mineral Reserve and Mineral Resource estimate for Côté and the timing thereof; the exploration activities at Côté in 2026; the inclusion of the results of the Gosselin exploration program into an updated mineral reserve and resource estimate and the timing thereof; the mine life and processing capacity at Taca Taca; the expected production at Taca Taca; the pre-stripping and construction activities at Taca Taca and the timing thereof; the review of the ESIA for Taca Taca by the Secretariat of Mining of Salta Province, and the expected timing for approval thereof;  the submission of an application for the RIGI regime for Taca Taca;  the milling of the ores from the AK deposit and the timing thereof; the expected 2026 production guidance at AK; the receipt of initial cash flows from AK and the timing thereof; the various works at La Parrilla related to the restart of operations and the timing thereof; the restart of operations at La Parrilla and the timing thereof; the receipt of initial cash flows from La Parrilla and the timing thereof; the release of an updated Mineral Resource Estimate and Preliminary Economic Assessment for Gurupi and the timing thereof; the exploration budget for Gurupi in 2026 and its focus; the filing of an environmental and social impact assessment for Gurupi and the timing thereof; the potential underground satellite operation and the planned mining rate at Wasamac; the expected milling of Wasamac ore at Canadian Malartic mill; the expected gold production at Wasamac and the timing thereof; the release of an updated feasibility study for Castle Mountain and the timing thereof; the advancement of engineering work for the Castle Mountain expansion and the timing thereof; the investments decision about Castle Mountain and the timing thereof; the receipt of required permits and approvals for Castle Mountain; the issuance of the final EIS and Record Decision for Castle Mountain and the timing thereof; the completion of a definitive feasibility study for Copper World and the timing thereof; the sanction decision for Copper World and the timing thereof; the use of proceeds from the Mitsubishi investment at Copper World; the expected additional contributions by Mitsubishi into Copper World and the timing thereof; the completion of Sierra Madre’s acquisition of Del Toro and the timing thereof; the commencement and source of production at 15-Mile and the timing thereof; the mine life and expected production at 15-Mile; the production plans suggested for 15-Mile in the prefeasibility study; the completion of environmental baseline monitoring at 15-Mile; the work related to the Environmental and Impact Assessment and the feasibility study for 15-Mile and timing thereof; the commencement of commissioning and production activities at 15-Mile and the timing thereof; the finalization of a financing package, the engineering work and the commencement of construction at Dumont and the timing thereof; the release of a pre-feasibility study for Joaquin and the timing thereof; the 2026 drilling program at Garrison; the extension and expansion plans at Garrison; the de-risking efforts at Plomosas to bring it back into production; the drilling program and TVZ Zone; the release of an initial mineral resource for TVZ Zone and the timing thereof; the completion of a Preliminary Economic Assessment for Tower Mountain and the timing thereof; the 2026 exploration program at Mirado; the ongoing drilling at Mirado;  ; the amount and timing of the attributable GEOs expected by the Company in 2026, and the factors that will include the same; the expected cash flows from the Wharf, Tocantinzinho, Aranzazu, Endeavor, La Encantada and La Guitarra royalties and streams; royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest; the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest; future gold, silver and copper prices; other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest; costs and other financial or economic measures; prospective transactions; growth and achievements; financing and adequacy of capital;  future payment of dividends; future public and/or private placements of equity, debt or hybrids thereof; and the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: risks related to commodity price fluctuations; the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to NSRs, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; risks related to exchange rate fluctuations; that payments in respect of streams and royalties may be delayed or may never be made; risks related to Metalla’s reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties; that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams; business opportunities that become available to, or are pursued by, Metalla; that Metalla’s cash flow is dependent on the activities of others; that some royalty and stream interests are subject to rights of other interest-holders; that Metalla’s royalties and streams may have unknown defects; risks related to Metalla’s two material assets, the Côté property and the Taca Taca property; risks related to general business and economic conditions; risks related to global financial conditions, risks related to geopolitical events and other uncertainties, such as the conflict in the Middle East and Ukraine; risks related to epidemics, pandemics or other public health crises, including the novel coronavirus global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla’s business, operations and financial condition; that Metalla is dependent on its key personnel; risks related to Metalla’s financial controls; dividend policy and future payment of dividends; competition among mineral royalty companies and other participants in the global mining industry; that project operators may not respect contractual obligations; that Metalla’s royalties and streams may be unenforceable; risks related to potential conflicts of interest of Metalla’s directors and officers; that Metalla may not be able to obtain adequate financing in the future;  risks related to Metalla’s credit facilities and financing agreements; that Metalla may be subject to litigation, claims, actions, regulatory or governmental investigations, audits and other proceedings in the ordinary course of business; title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest; interpretation by government entities of tax laws or the implementation of new tax laws; changes in tax laws impacting Metalla; risks related to anti-bribery and anti-corruption laws; credit and liquidity risk; risks related to Metalla’s information systems and cyber security; risks posed by activist shareholders;  that Metalla may suffer reputational damage in the ordinary course of business; risks related to acquiring, investing in or developing resource projects;  risks applicable to owners and operators of properties in which Metalla holds an interest;  exploration, development and operating risks; risks related to climate change; environmental risks; that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities; risks associated with the acquisition and maintenance of mining infrastructure; that Metalla’s success is dependent on the efforts of operators’ employees; risks related to mineral resource and mineral reserve estimates; that mining depletion may not be replaced by the discovery of new mineral reserves; that operators’ mining operations are subject to risks that may not be able to be insured against; risks related to land title; risks related to international operations; risks related to operating in countries with developing economies; risks related to the construction, development and expansion of mines or projects; risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples; that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla’s subsidiaries in that jurisdiction; the volatility of the stock market; that existing securityholders may be diluted; risks related to Metalla’s public disclosure obligations; risks associated with future sales or issuances of debt or equity securities; risks associated with the RCF; that there can be no assurance that an active trading market for Metalla’s securities will be sustained; risks related to the enforcement of civil judgments against Metalla; risks relating to Metalla potentially being a passive “foreign investment company” within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent Annual Information Form and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR+ website at www.sedarplus.ca and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.